UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

File No. 812-

APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, PURSUANT TO SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) OF THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

In the Matter of

Lincoln Variable Insurance Products Trust

Lincoln Advisors Trust

Lincoln Investment Advisors Corporation

1300 South Clinton Street

Fort Wayne, Indiana 46802

Please send all communications, notices and orders to:

Jill R. Whitelaw, Esq.

Lincoln Financial Group

150 N. Radnor-Chester Road

Radnor, PA 19087

Copies to:

Robert A. Robertson, Esq.

Dechert LLP

2010 Main Street, Suite 500

Irvine, CA 92614

As filed with the Securities and Exchange Commission

On October 22, 2012

I. INTRODUCTION

Lincoln Variable Insurance Products Trust, Lincoln Advisors Trust (collectively, the “Trusts”) and Lincoln Investment Advisors Corporation (the “Adviser”) (collectively, the “Applicants”) submit this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) to request an order under Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act.

Applicants request that the order sought herein apply also to each existing and each future series of the Trusts, and to each existing and each future registered open-end management investment company or series thereof (collectively, the “Funds”) which is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Trusts.1

The requested order would supersede an order granting Applicants virtually identical “fund of funds” exemptive relief.2 This order also would permit a fund of funds to invest in other securities and financial instruments that are not issued by registered investment companies and are consistent with the fund’s investment objective, policies, strategies and restrictions.

1 All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

2 Lincoln Variable Insurance Products Trust et al., Investment Company Act Release Nos. 29168 (Mar. 5, 2010) (notice) and 29196 (Mar. 31, 2010) (order).

II. THE APPLICANTS

A.	Trusts

Each Trust, organized as a Delaware business trust, is registered under the Act as an open-end management investment company. Each Trust is comprised of separate series that pursue distinct investment objectives and strategies.

Fund shares of Lincoln Variable Insurance Products Trust are not offered directly to the public. Shares of these Funds are offered to separate accounts that are registered as investment companies under the Act (“Registered Separate Accounts”) or that are not registered under the Act (“Unregistered Separate Accounts”, collectively with Registered Separate Accounts, “Separate Accounts”) of affiliated and unaffiliated insurance companies (collectively, “Insurance Companies”) as the underlying investment vehicles for the variable life insurance and variable annuity contracts (“Variable Contracts”) issued by the Insurance Companies. Shares of these Funds are also offered to qualified pension and retirement plans.

B.	Lincoln Investment Advisors Corporation

The Adviser is a Tennessee corporation which is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser is an indirect wholly-owned subsidiary of Lincoln National Corporation and serves as investment adviser for the Funds of each Trust.

III. REQUESTED RELIEF

A.	Investments in Underlying Funds by Funds of Funds

Applicants seek an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to permit: (a) a Fund that operates as a “fund of funds” (each, a “Fund of Funds”) to acquire shares of (i) registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as the Fund of Funds (“Unaffiliated Trusts” and together with the Unaffiliated Investment Companies, “Unaffiliated Funds”)3 or (ii) registered open-end management companies or UITs that are part of the same “group of investment companies” as the Fund of Funds (collectively, “Affiliated Funds,” and together with the Unaffiliated Funds, “Underlying Funds”) and (b) each Underlying Fund, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Broker”) to sell shares of the Underlying Fund to the Fund of Funds. Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt applicants from Section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds. Each Fund of Funds also may invest in other securities and financial instruments that are not issued by registered investment companies and are consistent with its investment objective, policies, strategies and restrictions.

B. Other Investments by Same Group Funds of Funds

Applicants are also requesting an exemption under Section 6(c) from Rule 12d1-2 under the Act to permit any existing or future Fund of Funds that relies on Section 12(d)(1)(G) of the Act (“Same Group Fund of Funds”) and that otherwise complies with Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

3 Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).

Consistent with its fiduciary obligations under the Act, the board of directors or trustees (“Board”) of each Same Group Fund of Funds will review the advisory fees charged by the Same Group Fund of Fund’s investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Fund of Funds may invest.

IV. LEGAL ANALYSIS

A. Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Subject to certain conditions, Section 12(d)(1)(G) provides that the limits under Section 12(d)(1) will not apply to Same Group Funds of Funds.

Section 12(d)(1)(G) of the Act provides that Section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same “group of investment companies”; (ii) the acquiring company holds only securities of acquired companies that are part of the same “group of investment companies,” government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Securities Exchange Act of 1934 or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or (G) of the Act.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”4

In 2006 the Commission adopted Rule 12d1-2 under the Act.5 That rule permits a registered open-end investment company relying on Section 12(d)(1)(G) of the Act to acquire:

(1)	Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1(d)(2).

4 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

5 See Fund of Fund Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act. The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”6

B. Sections 17(a), 17(b) and 6(c)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

6 See Adopting Release at 17-18.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between a Fund of Funds and an Unaffiliated Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

C. Investments by Funds of Funds in Unaffiliated Funds

1.	Section 12(d)(1)(J)

The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).7 Applicants agree to conditions that adequately address these concerns. Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a.	No Undue Influence

Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Unaffiliated Funds.

7 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) (“PPI Report”).

Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Unaffiliated Fund. Condition 1 prohibits the Fund of Funds’ Adviser, any person controlling, controlled by, or under common control with the Fund of Funds’ Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds’ Adviser or any person controlling, controlled by, or under common control with the Fund of Funds’ Adviser (the “Advisory Group”) from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Subadviser”), any person controlling, controlled by, or under common control with the Fund of Funds’ Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds’ Subadviser or any person controlling, controlled by, or under common control with the Fund of Funds’ Subadviser (the “Subadvisory Group”).

Applicants further state that condition 2 precludes a Fund of Funds or the Adviser, any Subadviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an

Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Subadviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Subadviser, member of an advisory board, or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

To further assure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds’ investment in the shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”). Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.8

b.	No Excessive Layering of Fees

Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative,

8 An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

applicants state that, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of the Fund of Funds, including a majority of the trustees who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Fund of Funds. Applicants further state that the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund, subject to certain exceptions noted in Condition 10.

Applicants state with respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”), will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.9

9 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

Applicants represent that each Fund of Funds will represent in the Participation Agreement that no Insurance Company sponsoring a Registered Separate Account funding Variable Contracts will be permitted to invest in the Fund of Funds unless the Insurance Company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the Separate Account, Fund of Funds, and Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.

c.	Structure is not Overly Complex

Applicants state that the proposed arrangement will not create an overly complex fund structure because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

2. Section 17(a)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Applicants state that the Funds of Funds and the Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another. Applicants also state that the Funds of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Unaffiliated Fund’s outstanding voting securities. In light of these and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching.10 Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.11 Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

D.	Other Investments by Same Group Funds of Funds

Applicants believe that permitting Same Group Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(l) of the Act as originally adopted and as amended in 1970 was intended to address, as described earlier in this Application. Section 12(d)(l)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(l)(A) and (B). Section 12(d)(l)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same “group of investment companies,” limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1) was intended to address.

10 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Funds of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of a Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

11 Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund. To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person of the Fund of Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, applicants also request relief from Section 17(a) for those in-kind transactions.

Likewise, permitting Other Investments by Same Group Funds of Funds in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(l)(A) and (B). Instead, this additional flexibility will provide the Same Group Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Same Group Funds of Funds to invest in Other Investments. Applicants state that the proposed arrangement would comply with the provisions of Rule l2d1-2 under the Act, but for the fact that the Same Group Funds of Funds may invest a portion of their assets in Other Investments. Applicants submit that the requested exemption offers significant benefits, as detailed above, and is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and therefore meets the standards for relief set out in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes who sought relief for fund of funds arrangements with affiliated and unaffiliated investment companies, and whose requests for relief included conditions substantially similar to those included in this Application. Reference is made to Fifth Third Funds, et. al., Investment Company Act Rel. No 29819 (September 22, 2011) (Notice), Investment Company Act Rel. No. 29839 (October 18, 2011) (Order) (the “Fifth Third Order”). The Fifth Third Order granted an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act; under Sections 6(c) and 17(b) from Section 17(a) of the Act; and under Section 6(c) from Rule

12d1-2(a). The Fifth Third Order permitted their funds of funds to acquire shares of underlying funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act and for underlying funds, their principal underwriter and any broker-dealer to sell shares of the underlying funds to the fund of funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act. The Fifth Third Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is made to Aston Funds, et al., Investment Company Act Rel. No. 29400 (August 8, 2010) (Notice), Investment Company Act Rel. No. 29433 (September 27, 2010) (Order) (the “Aston Order”). The Aston Order granted an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act. The Aston Order permitted their funds of funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

Reference is made to Allstate Financial Investment Trust, et al., Investment Company Act Rel. No. 28581 (January 12, 2009) (Notice) and Investment Company Act Rel. No. 28614 (February 9, 2009) (Order) (the “Allstate Order”). The Allstate Order granted an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act to permit their fund of funds to invest (a) in registered open-end management investment companies that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G) of the Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Allstate Financial Investment Trust. The Allstate Order also permitted their fund of funds to make direct investments in other securities and financial instruments that were not issued by registered investment companies and that were consistent with their investment objective and restrictions.

Additional reference is made to Massachusetts Financial Services Company, et al. (MFS) Investment Company Act Rel. No. 28649 (March 17, 2009) (Notice); Investment Company Act Rel. No. 28694 (April 14, 2009) (Order) (the “MFS Order”). The MFS Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the MFS funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The MFS order also allowed funds of funds investing in “securities” in reliance on Rule 12d1-2, to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is also made to HealthShares et al., Investment Company Act Rel. No. 27844 (May 29, 2007) (Notice), Investment Company Act Rel. No. 27871 (June 21, 2007) (Order); ProFunds, et al., Investment Company Act Rel. No. 27599 (Dec. 19, 2006) (Notice), Investment Company Act Rel. 27658 (Jan. 9, 2007) (Order); Frank Russell Investment Company et al., Investment Company Act Rel. No. 27288 (April 17, 2006) (Notice), Investment Company Act Rel. No. 27319 (May 15, 2006) (Order); ING Partners, Inc. et al., Investment Company Act Rel. No. 27116 (October 12, 2005)(Notice), Investment Company Act Rel. No. 27142 (November 8, 2005) (Order); and MetLife Investors USA Insurance Company, et al., Investment Company Act Rel. No. 27028 (August 11, 2005) (Notice), Investment Company Act Rel. No. 27059 (September 7, 2005) (Order). Each of these applications requested similar relief to that requested by the Applicants.

VI. APPLICANTS’ CONDITIONS:

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit the Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.             The members of the Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of the Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group (except for any member of the Advisory Group or the Subadvisory Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

A Registered Separate Account will seek voting instructions from its Variable Contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Variable Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.             No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.             The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Subadviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.             Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.             No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.             The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of an Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.             Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.             Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d) (1) (A) (i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.             Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.             The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.             With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Funds of Funds will not exceed the limits applicable to a funds of funds set forth in NASD Conduct Rule 2830.

12.             No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c) (1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

Other Investments by Same Group Funds of Funds

Applicants agree that the relief to permit Same Group Funds of Funds to invest in Other Investments shall be subject to the following condition:

13.             The Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2), to the extent that it restricts any Same Group Fund of Funds from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

Applicants have this Application to be duly signed on their behalf on the 22nd day of October, 2012.

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

By:	/s/ Daniel R. Hayes
Name: Daniel R. Hayes
Title: President

LINCOLN INVESTMENT ADVISORS CORPORATION

By:	/s/ Daniel R. Hayes
Name: Daniel R. Hayes
Title: President

EXHIBIT INDEX

A.	Rule 0-2(d) Verification

B.	Authority to Apply for SEC Exemptive Relief

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